

December 9, 2014

Via E-mail
Dean Jernigan
Chief Executive Officer
Jernigan Capital, Inc.
1395 Brickell Avenue
Miami, FL 33131

> **Re:** **Jernigan Capital, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted October 15, 2014**
> **File No. 377-00820**

Dear Mr. Jernigan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note your response to comment 1 in our letter dated November 12, 2014. Please provide a supplemental analysis on whether the term sheets are binding on and enforceable on the parties thereto. In particular, please identify whether you or the borrower may terminate these agreements without legal consequence. Please include a statement as to whether or not you have conferred with your counsel with respect to the enforceability of these agreements.

2.   We note your response to comment 2 of our comment letter dated November 12, 2014. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

Dean Jernigan
Jernigan Capital, Inc.
December 9, 2014
Page 2

3.   We note your response to our prior comment 6 in our letter dated November 12, 2014 and reissue that comment. Your disclosure throughout the prospectus continues to attribute disclosures to FW Dodge. Please provide a consent from FW Dodge or remove the disclosures attributed to FW Dodge. Please refer to Securities Act Section Compliance and Disclosure Interpretation 141.02.

Prospectus Summary

Distribution Policy, page 49

4.   We have reviewed your response to our prior comment 15. We continue to believe that the uncertain nature of your business and your lack of operating assets preclude you from being able to reasonably predict an expected dividend. Please revise your filing to remove your distribution table and expected dividend disclosure.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Dean Jernigan
Jernigan Capital, Inc.
December 9, 2014
Page 3

       You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3655 with any other questions.

       Sincerely,

       /s/ Sonia Gupta Barros

       Sonia Gupta Barros
       Assistant Director

cc: John A. Good, Esq.
       Scott Lesmes, Esq.
       Morrison & Foerster LLP